SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

LANTRONIX, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

516548203
(CUSIP Number)

Martin M. Hale, Jr.
17 State Street, Suite 3230
New York, NY 10004
(212) 751-8800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 11, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,199,351 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,199,351 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,199,351 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.19%*
14	TYPE OF REPORTING PERSON IN

*Based on 28,590,989 shares of Common Stock outstanding as of November 6, 2020 as disclosed in the Quarterly Report on Form 10-Q of Lantronix, Inc. (the “Issuer”) for the quarterly period ended September 30, 2020.

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,199,351 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,199,351 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,199,351 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.19%*
14	TYPE OF REPORTING PERSON OO

*Based on 28,590,989 shares of Common Stock outstanding as of November 6, 2020 as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarterly period ended September 30, 2020.

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,199,351 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,199,351 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,199,351 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.19%*
14	TYPE OF REPORTING PERSON PN

*Based on 28,590,989 shares of Common Stock outstanding as of November 6, 2020 as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarterly period ended September 30, 2020.

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,199,351 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,199,351 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,199,351 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.19%*
14	TYPE OF REPORTING PERSON PN

*Based on 28,590,989 shares of Common Stock outstanding as of November 6, 2020 as disclosed in the Quarterly Report on Form 10-Q of the Issuer for the quarterly period ended September 30, 2020.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2016 (the “Original Schedule 13D”) and as amended by Amendment No. 1 filed with the SEC on September 25, 2020 (“Amendment No. 1”; the Original Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to as, the “Schedule 13D”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Lantronix, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 7535 Irvine Center Drive, Suite 100, Irvine, California 92618. This Amendment No. 2 amends and supplements Item 5 of the Schedule 13D as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a) – (c) of Item 5 of Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 2 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. Percentages of the shares of Common Stock outstanding reported in this Amendment No. 2 are calculated based upon 28,590,989 shares of Common Stock outstanding as of November 6, 2020 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 2 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	During the past sixty (60) days, the Reporting Persons effected the sale transactions set forth on Exhibit A annexed hereto.

The Schedule 13D is hereby amended and supplemented by adding the following:  As of January 11, 2021, the Reporting Persons ceased to beneficially own more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2021

/s/ Martin M. Hale, Jr.

HALE CAPITAL MANAGEMENT, LP

By:	Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
	Name:	Martin M. Hale, Jr.
	Title:	Chief Executive Officer

HALE CAPITAL PARTNERS, LP

By:	Hale Fund Management, LLC, its General Partner

By:	/s/ Martin M. Hale, Jr.
	Name:	Martin M. Hale, Jr.
	Title:	Chief Executive Officer

HALE FUND MANAGEMENT, LLC

By:	/s/ Martin M. Hale, Jr.
	Name:	Martin M. Hale, Jr.
	Title:	Chief Executive Officer

Exhibit A

Name of Reporting Person	Date of Transaction	Number of Shares of Common Stock Sold	Price Per Share	Transaction Effected
HALE CAPITAL PARTNERS LP	12/07/2020	4,886	$5.15	Open Market Sale
HALE CAPITAL PARTNERS LP	12/28/2020	118,057	$4.64	Open Market Sale
HALE CAPITAL PARTNERS LP	12/31/2020	1,500	$4.49	Open Market Sale
HALE CAPITAL PARTNERS LP	01/06/2021	9,620	$4.54	Open Market Sale
HALE CAPITAL PARTNERS LP	01/07/2021	21,839	$4.70	Open Market Sale
HALE CAPITAL PARTNERS LP	01/08/2021	13,571	$4.74	Open Market Sale
HALE CAPITAL PARTNERS LP	01/11/2021	26,332	$4.77	Open Market Sale